Mail Stop 3561

November 21, 2006

William G. Forhan
Principal Executive Officer
Casino Players, Inc.
2400 E. Commercial Blvd. # 618
Ft. Lauderdale, FL 33308

      Re: Casino Players, Inc.
              Registration Statement on Form SB-2
              Filed October 27, 2006
              File No. 333-138251

Dear Mr. Forhan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

Cover Page

2. While you disclose that the company will sell its shares at $.25/share, you do not indicate the price at which the selling shareholders will begin offering their shares. Please revise to provide disclosure similar to that provided in your 18th risk factor in order to provide investors with information regarding the pricing of the resale offering as well as the company's primary offering.

Summary of Our Offering
Our Business, page 1

3. Please expand your disclosure here to provide a brief description of what it is you do as a "casino representation company." Please also discuss your plan to offer poker tournaments on cruises. Finally, ensure that the disclosure in your amendment clearly discusses the current status of your business and what services you provide and generate revenues from now versus your future plans in order to give investors an idea of the business they are investing in.

4. Please expand your disclosure here related to Casino Rated Players, Inc. In this regard, we note that while Casino Players, Inc. was formed in July of 2005, Casino Rated Players began operating in its most recent form in July of 2004 and appears to be the company's only business. Briefly describe the business operations of Casino Rated Players from July of 2004 through the time it was acquired by the company. Ensure that your next amendment clearly discloses in the summary that the disposition of Casino Rated Players by Invicta Group was undertaken to liquidate Invicta of under- or non-performing assets. We note your disclosure on page 21. Additionally, describe the material terms of the acquisition transaction.

5. Please revise the second paragraph to include your revenues and net losses for the last audited period and interim stub. In this regard, while we note that you have included June 30, 2006 summary financial information later in the summary, it appears that as of the date of filing, you had your September 30, 2006 numbers available. We refer you to page F-27. Ensure that the summary section of your next amendment includes the most current financial information available. Further, your June versus September results indicate that you earned no revenue in the last quarter. Revise the description of your business to clearly state this. Doing so will provide a financial snapshot to help investors create a context to evaluate the rest of the information in the summary.

The Offering, page 1

6. Expand this section to provide information regarding your net proceeds if only 50% or 25% of the shares are sold.

Risk Factors, page 2

7. Please remove the second and third sentences of the "Risk Factors" introductory paragraph. This section should discuss all material risks to your company but to the extent that you do not deem certain risks material at this time, you should not refer to them in this section.

8. If material to your company, please add a risk factor to discuss any risks associated with offering poker tournaments on cruises. For example, discuss your lack of operating history in this regard, the costs associated with this initiative, and the competition you will face.

You may never realize a return on your investment, page 2

9. Please revise to clarify that you have never earned a profit. We recommend that you also disclose that even if you raise a sufficient amount of money in this offering, there is no guarantee that you will succeed as a business.

Our limited operating history will make it difficult to evaluate an investment in our common stock, page 3

10. We note that Casino Rated Players had been dormant for "some period of time" prior to your acquisition. Please expand your disclosure to specify during what specific time period it was dormant.

We face very strong competition for finding and referring players to our casino partners, page 3

11. This risk factor seems to address two separate risks: the competitive risk to your company from casinos themselves, which also operate as your partners, and the risk to your company with respect to competition from other casino reps. Please revise to present these as two or more separate risk factors, providing more detail in each new risk factor than you have here. For example, in the risk factor(s) related to casinos, discuss any specific risks that stem from having your partners also be your competition. We note from your disclosure in other places throughout the filing that casinos are trying to increase their own database of players and may avoid paying commissions in certain circumstances.

12. We note that the only way in which you create revenue is through player referrals to casinos. Please consider adding a separate risk factor to highlight this and discuss the obstacles you face in securing players to refer. Also discuss the material impact to your business if a significant number of players you refer do not gamble at the levels expected, resulting in the casinos limiting the number of

discount or free rooms available to you. Finally, revise here and throughout the filing as necessary to clarify that you derive revenues from both player referrals and your poker cruises. If the poker cruises are not yet a viable business operation, revise in other places throughout the filing to state the same.

13. Please consider adding a risk factor to discuss the risks associated with your reliance on casinos to track the betting of players you refer and how the size of your commission is tied to the play duration or betting amounts of the players. Please disclose how the casinos track this activity and whether you have any system to independently verify the players' betting activity.

We are dependent on key personnel, page 4

14. Please revise to reconcile your disclosure here indicating that you do not currently have employment agreements with either Mr. Forhan or Mr. Fahoome, with your disclosure on page 26 indicating that you have agreements with both through August 1, 2007.

The trading price of our common stock, page 5

15. Revise to clearly state in this risk factor heading that your stock is considered "penny stock."

Sales by selling shareholders, page 6

16. Please expand your disclosure to discuss whether any potential conflicts exist in connection with your selling shares simultaneously with your shareholders. Also discuss whether and how your sales efforts might be hindered by the availability of the shares offered by selling shareholders.

Special Note Regarding Forward-Looking Statements, page 6

17. Please revise to clarify here and on page 24 that the safe harbor for forward-looking statements is not applicable to you. Refer to Section 27A of the Securities Act of 1933.

18. Please revise to remove your statement that all subsequent written and oral forward-looking statements are "qualified in their entirety" by this prospectus. This implies that you are either making statements that are inconsistent with this prospectus or are relating to the prospectus but your statements are materially incomplete.

<u>Where You Can Find More Information, page 7</u>

19. Please revise to reflect the new address for the SEC public reference facility: Room 1580, 100 F Street, N.E., Washington, D.C. 20549.

<u>Use of Proceeds, page 7</u>

20. Please reconcile your itemized use of proceeds here with the total amount you expect to raise. You clearly state here and elsewhere that if you sell all of the offered shares you will receive $1,950,000 in net proceeds, yet the total from the table on page 7 equals $2,115,000 and the total from the table on page 8 equals $1,990,000.

21. Please also reconcile the table on page 8 with the table on page 7. In this regard, we note that you have included different line items and appear to categorize expenses in a different manner between the two tables. Your table on page 8 should include the same line items as the table on page 7 and to the extent a particular line item, such as acquisitions, is not applicable, a zero or some other notation should be added to clarify. This will enable investors to more easily compare the use of proceeds assuming all shares are sold with the use of proceeds assuming smaller amounts are sold.

22. In the notes to the table on page 7, please revise your description related to the Acquisition Rep Company to clarify how these particular proceeds will be used. If the $1,000,000 is the amount you expect to spend on a new acquisition target, revise to clarify. If this amount relates to a specific target, please advise.

<u>Determination of Offering Price, page 8</u>

23. You state in this section that you considered a list of specific factors in determining the offering price of your shares. However, you state in the risk factors section that the share price was determined arbitrarily. Revise to reconcile these statements. If you did use the list of factors to determine the offering price, provide more information regarding how each factor affected the price you chose. Finally, revise the last paragraph of this section to clarify that the selling stockholders will sell at $.25/share until a market develops on the OTCBB.

<u>Dilution, page 10</u>

24. As your disclosure indicates that some of your original 29,300,000 shares were issued in exchange for services, the acquisition of Casino Rated Player assets, etc., it is unclear why the average per share price was $0. Revise to clarify.

Selling Security Holders, page 10

25. Please expand the disclosure in this section to describe how the selling shareholders acquired their securities and to disclose the material terms of these transactions, including the dates the securities were acquired and the consideration paid for the securities. Additionally, ensure that all agreements defining the rights of securityholders or between a selling securityholder and the company are filed as exhibits to the registration statement. See paragraphs (b)(4) and (b)(10) of Item 601 of Regulation S-B.

Directors, Executive Officers, Promoters and Control Persons, page 14

26. We note that Mr. Forhan continues to serve as CEO of Invicta. Please briefly discuss what Invicta does and, if material, include a risk factor to discuss any possible conflicts of interests as well as time constraints resulting from his multiple responsibilities.

27. Please disclose what business experiences Mr. Forhan had between January 5, 2000 and January 5, 2004.

Interest of Named Experts and Counsel, page 18

28. Please revise to provide all of the information required by Item 509 of Regulation S-B. In this regard, we note that J. Bennett Grocock of The Business Law Group controls a selling shareholder that may receive up to $725,000 if the 2,900,000 shares of iVest are sold at $.25/share.

Description of Business, page 18

29. Please revise this section to clarify all aspects of your business. As currently drafted, it is unclear whether you attempt to find players to match with casinos or whether you contract with third-party representatives who find the players for you. Additionally, it is unclear whether each player must have a background check or whether each casino rep must have a background check. Furthermore, your disclosure in some places indicates that you will conduct poker mini tournaments but in other places indicates that you currently engage in this line of business. Revise to clarify this and revise throughout this section and the related sections of your filing to clarify how your business operates and generates revenues.

30. Please revise the top paragraph on page 19 and the related disclosure on page 25 to disclose that Mr. Forhan was the CEO and a director of Invicta at the time of the acquisition, and remains as such.

31. Throughout this section you use marketing language that does not appear to be supported by other facts within your filing. Please remove this language or provide support for your statements. For example, please provide support for your assertions that "the majority of today's players gamble as a form of entertainment and expect to incur losses," Harrah's Atlantic City is "full of people who play nothing but slots," "more players each year gamble," "a consolidation has never been done in this industry" and, from page 15, your statement that Mr. Fahoome "offers credibility" to your company.

32. Please expand the last full paragraph on page 20 to disclose how you intend to acquire casino representative companies to increase revenues without generating any additional costs to send more players to casinos.

33. We note that you intend to use newly issued shares of common stock or preferred stock to pay for future acquisitions. Please create a separate risk factor to highlight this and discuss the implications to current investors.

34. Please expand your disclosure on page 21 regarding the cruise tournaments. Discuss whether you currently have any agreements to conduct these tournaments, and if so file them as exhibits. Disclose whether you or your management has any past experience in organizing and facilitating such cruise tournaments.

Marketing, page 21

35. Given that Mr. Fahoome co-owned VIP Junkets, please discuss whether he now has exclusive rights to the database or whether the other co-owner also has access to the database. If applicable, discuss any risks associated with your use of this database.

Our Products and Services, page 23

36. While we note your disclosure that you are not dependent on any one customer or supplier, it does appear that Harrah's is significant enough that a loss of its license would have a material impact on your business. As such, please consider including a risk factor to discuss your dependence on Harrah's, if material to your business. Please also provide support for your asserted ability to join MGM Grand or remove this assertion.

Offices, page 23

37. Your disclosure currently indicates that the Southfield office lease will terminate August 31, 2006. Please update.

Management's Discussion & Analysis, page 23

38. Comprehensively revise this section to provide information regarding the company's results over the past two years and the company's performance in the last nine months. Include in your disclosure the business reasons underlying changes between periods and discuss any material trends. For example, we note from your financial statements that you appear to have generated no revenue during the last quarter. Discuss this trend and explain why you believe you will be able to generate revenue in future periods. Refer to Item 303(b) of Regulation S-B.

39. Please reconcile your disclosure here with your tables on pages 7 and 8. In this regard, we note that both your line items and your disclosure regarding the funds necessary to operate for the next twelve months should be reconciled. In "Use of Proceeds," you indicate that if you sell 50% of the shares offered you will be able to operate for the next twelve months, while in this section, you indicate that you will be able to continue with only 25% of the shares sold. Revise to provide consistent information throughout the filing.

40. We note that you have not yet generated significant revenues from the commissions collected from casinos to which you send players, and that the independent auditor's report contains a modification concerning your ability to continue as a going concern. Accordingly, please expand your disclosure to discuss the consequences should you be unable to sell sufficient shares to raise the necessary funds to pursue your business plan. Include a discussion of how long you can presently continue to satisfy your cash requirements before additional funding will be necessary to sustain the business. See Item 303 (a)(1)(i) of Regulation S-B. As appropriate, please make a similar revision to expand the disclosure in the footnotes to your financial statements.

Revenue Recognition, page 24

41. Please revise your discussion to focus on the specific revenue recognition policies of the company as related to your particular business model.

Certain Relationships and Related Transactions, page 25

42. Please expand your disclosure to describe any other transactions to which you were a party in which any manager, executive officer, significant security holder, or family member of any such person, had or is to have a direct or indirect material interest, or explain to us why such disclosure is not required. For example, disclose the $50,000 loan you received from Invicta on April 12, 2006.

Also discuss the transactions with David Scott and iVest or advise. Refer to Item 404 of Regulation S-B.

43. We note that you were organized within the past five years. Please include the information required by Item 404(d) of Regulation S-B, as necessary.

Casino Players, Inc.
Financial Statements as of December 31, 2005, pages F-10 – F-19

44. Please refer to the asset acquisition in Note 4. You state, on page 1 of your filing, that you purchased the entire ongoing business and assets of a former entity known as CRP. If this transaction was between entities under common control, the transaction should be accounted for at historical cost and in a manner similar to a pooling-of-interests. In "as-if pooling-of-interests" accounting, financial statements of the previously separate companies for periods prior to the combination are restated on a combined basis to furnish comparative information. However, the previously separate entities should not be combined for periods prior to the date that common control was established. Please revise your filing accordingly or advise. In this regard, please note that audited financial statements are required for all periods between July 13, 2004 and December 31, 2005 regardless of whether the two entities were under common control or had a predecessor/successor relationship.

45. As a related matter, if the historical financial statements of the two companies are restated on a combined basis, Casino Players, Inc. does not appear to qualify as a development stage company under SFAS 7. Please provide support for your conclusion or delete that designation. Please note that, if you are a development stage company, you are required to comply with the disclosure requirements of paragraph 11 of that standard. Specifically, your statement of stockholders' equity must comply with format specified in paragraph 11d and cumulative amounts must be included in compliance with paragraph 11b and 11c. The cumulative column presented in the audited financial statements should be audited. Please revise or advise, as appropriate.

46. Refer to the stock issuance in Note 5. The shares issued to the founders "for services" on October 22, 2005 should be valued the same as the other shares issued on that date. The corresponding charge should be included in the income statement. Please revise accordingly.

Financial Statements as of June 30, 2006, page F-20

47. Per Item 310 (b) of Regulation S-B, only the interim financial statements of the most recent fiscal period are required to be presented. As the financial statements

as of September 30, 2006 have been included, please remove the financial statements as of June 30, 2006.

Statement of Operations, page F-28

48. Please note that net loss per share is not a cumulative measure. Therefore, please revise to remove the amount for the period from inception through September 30, 2006.

Part II

Recent Sales of Unregistered Securities, page 1

49. Please expand the disclosure provided in this section to include the information required by Item 701 of Regulation S-B for all unregistered securities that you sold within the past three years. Please also provide a description and factual basis for the exemptions relied upon, the amount of consideration received, the date of the sale, and aggregate amounts for the past three years. In particular, for securities sold other than for cash, please describe the type and amount of consideration received by the issuer.

Signatures, page 4

50. Please include the signature of the person acting as the Principal Financial Officer and the person acting as the Controller or Principal Accounting Officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs.

Exhibit 5.1 – Opinion and Consent of Legal Counsel

51. We do not understand what agreement you are referring to in the last sentence of the second paragraph of the opinion. Please remove this sentence or advise.

52. Please revise the legal opinion so as to remove all limitation on the use of the opinion by other persons or for other purposes. We suggest deleting the first sentence of the third paragraph.

53. Please provide a legal opinion that opines on the corporate laws of Nevada and remove the reference to your law firm being licensed to practice only in Florida

54. Please remove the last two sentences of the opinion or re-file the opinion on the date of effectiveness of the registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

William G. Forhan
Casino Players, Inc.
November 21, 2006
Page 12

You may contact Kristin Shifflet at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3454 if you have any other questions.

Regards,

Sara D. Kalin
Branch Chief - Legal

cc: Via Facsimile (407) 425-0032
J. Bennett Grocock
The Business Law Group
255 S. Orange Avenue, Suite 1201
Orlando, FL 32801